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                            SHEARMAN & STERLING LLP
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                                American Lawyers
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             WWW.SHEARMAN.COM | T +852.2978.8000 | F +852.2978.8099






RESIDENT PARTNERS
Edward L. Turner III
Matthew D. Bersani
Leiming Chen
Admitted in New York



Writer's Email Address:                                         March 27, 2006
leiming.chen@shearman.com

Writer's Direct Number:
+852.2978.8057


VIA FACSIMILE



Ms. Jill S. Davis
Ms. Jennifer Goeken
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


RE:      PETROCHINA COMPANY LIMITED
         FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2004
         FILED JUNE 29, 2005
         RESPONSE LETTER DATED FEBRUARY 15, 2006
         FILE NO. 001-15006

Dear Ms. Davis and Ms. Goeken:

On behalf of PetroChina Company Limited (the "Company"), we acknowledge the receipt of the Staff's comment letter, dated March 16, 2006, relating to the Company's annual report on Form 20-F for the year ended December 31, 2004.

We understand that, as indicated in the Staff's letter, the Staff requested that the Company respond to the Staff's comments within ten (10) business days. However, the Company is still in the process of collecting and checking relevant information and will need additional time to


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prepare its responses to the Staff's comments. In addition, a number of the
Company's management members, including the Chief Financial Officer, are on a business trip outside of China and are not expected to return to the office until April 10, 2006. Accordingly, the Company respectfully requests an extension of time to respond to the Staff's comments. The Company currently intends to provide its responses to the Staff by April 20, 2006.



                                     * * * *


Please direct any questions concerning this letter to the undersigned at +852.2978.8057 or to Xinmei Chen at +86.10.6505.7203.



                                                     Very truly yours,




                                                     /s/ Leiming Chen
                                                     ---------------------------
                                                     Leiming Chen





cc:    Mr. Li Huaiqi
       Mr. Guo Jinping
       Mr. Wei Fang
       PetroChina Company Limited